
07008198

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL PROCESSING
RECEIVED
SEP 04 2007
WASH, D.C.
186
SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caprock Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4601 50th, Suite 202
(No. and Street)

Lubbock	Texas	79414
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Allison 806-797-3513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gothard, Fred L.
(Name – *if individual, state last, first, middle name*)

P.O. Box 53573	Lubbock	Texas	79453
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daryl Allison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caprock Securities, Inc., as of August 27, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daryl Allison
Signature

President
Title

Jose A. To
Notary Public



NOTARY PUBLIC
STATE OF TEXAS
Jose A. Torrez
Notary Public, State of Texas
My Commission Expires
11-12-08

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Caprock Securities, Inc.

Contents

Fred L. Gothard ___ *Certified Public Accountant*

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report

Board of Directors
Caprock Securities, Inc.

I have audited the accompanying statement of financial condition of Caprock Securities, Inc. (the Company) as of June 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caprock Securities, Inc. at June 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Fred L. Gothard, C.P.A.
Lubbock, Texas
August 27, 2007

Caprock Securities, Inc.

Statement of Financial Condition

June 30, 2007

Assets

Cash	$	86,089
Receivable from broker or dealers Clearance Account		50,305
Receivables from Non-Customers		3,703
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $25,716. (Notes 2,5)		2,506
Other assets		904
	$	143,507

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable, accrued liabilities, expenses and other	$	9,015
		9,015
Stockholders' equity:		
Common stock, No Par, authorized 100,000 shares, issued 10,000 shares (Note 8)		5,300
Retained earnings		129,192
Total stockholders' equity		134,492
	$	143,507

The accompanying notes are an integral part of these financial statements.

Caprock Securities, Inc.

Statement of Income

For the Year Ended June 30, 2007

Revenues		
Commissions (Note 2)	$	177,728
Revenue from sale of investment company shares		357,073
Commodities revenue		71,098
Profit from underwriting and selling groups		46,002
Other revenue		45,366
		697,267
Expenses:		
Salaries and other employment costs for voting stockholder officers		30,000
Other employee compensation and benefits		27,243
Commissions paid to other broker-dealers		28,848
Interest expense		1,489
Regulatory fees and expenses		16,823
Other expenses		585,289
		689,692
Income before federal income taxes	$	7,575
Provision for income taxes		1,761
Net Income after federal income taxes	$	5,814
Basic earnings per share (Note 9)	$	0.58

The accompanying notes are an integral part of these financial statements.

Caprock Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2007

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, July 1, 2006	**$ 5,300**	**$ 123,378**	**$ 128,678**
Net Income, Year Ended June 30, 2007		5,814	5,814
Balance, June 30, 2007	**$ 5,300**	**$ 129,192**	**$ 134,492**

The accompanying notes are an integral part of these financial statements.

Caprock Securities, Inc.

Statement of Cash Flows for the Year Ended June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	5,814
Adjustments to reconcile net income to net cash used by operating activities:		
Amortization and depreciation		1,670
(Increase)/decrease in operating assets		
Receivables from broker-dealers clearing deposits		(8)
Receivable from non-customers		3,813
Other Assets		(232)
Increase/(decrease) in operating liabilities		
Accounts payable and accrued expenses		(5,320)
Net cash provided by operating activities		**5,737**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used by investing activities		**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided by financing activities		**-**
Net increase/(decrease) in cash		**5,737**
Cash at beginning of period		**80,352**
Cash at end of period	**$**	**86,089**

The accompanying notes are in integral part of these financial statements.

Caprock Securities, Inc.

Notes to Financial Statements

June 30, 2007

1. **Organization and Nature of Business**

   Caprock Securities, Inc. (the company) was incorporated on December 2, 1978. The company is a broker-dealer in securities registered with the Securities and Exchange Commission under the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker-dealer. The company is a Texas Corporation.

2. **Significant Accounting Policies**

   Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transactions. If materially different, security transactions, and the related commission income and expenses are recorded on a trade date basis.

   Furniture, equipment, and leasehold improvements are recorded at cost and amortized in accordance with applicable Federal income tax regulation, which is not materially different than generally accepted accounting principles. Furniture, equipment, and leasehold improvements are carried at cost $28,222 with accumulated depreciated of $25,716.

   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. **Net Capital Requirements**

   Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

   There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at June 30, 2007 and in the procedures followed in making the periodic computation required. At June 30, 2007, the company had net capital of approximately $127,379 and net capital requirements of $50,000.

(Continued)

Caprock Securities, Inc.

Notes to Financial Statements (Continued)

June 30, 2007

4. **Possession or Control Requirements**
   There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the company does not have any possession or control of customer funds or securities.

5. **Furniture, Equipment, & Leasehold Improvements**
   Furniture and fixtures are recorded at historical cost of $17,011 less accumulated depreciation of $17,011. Equipment is recorded at historical cost of $8,351 less accumulsted depreciation of $5,846. Depreciation expense for the year was $1,670. Leasehold Improvements are recorded at historical cost of $2,859 less accumulated depreciation of $2,859.

6. **Federal Income Taxes**
   The company files a federal income tax return as a "C" corporation. It files a Texas Franchise Return. The company has a net tax due of $1,358 for current federal income taxes. Franchise tax for the year was $403. The amount of current and deferred taxes payable is recognized as of the date of the financial statements.

7. **Commitments and Contingencies**
   The company has obligations under operating leases for annual rentals for office space and storage. Annual rentals at June 30, 2007 were $17,736.

8. **Common Stock**
   The company has the authority to issue 100,000 shares of no par value common stock, of which 10,000 shares are issued and outstanding.

9. **Basic Earnings Per Share**
   Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income), by the weighted average number of common shares outstanding for the year.

(Concluded)

SUPPLEMENTARY INFORMATION
TO FINANCIAL STATEMENTS

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2007

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Fred L. Gothard — Certified Public Accountant

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Caprock Securities, Inc.

I have audited the accompanying financial statements of Caprock Securities, Inc. as of and for the year ended June 30, 2007, and have issued my report thereon dated August 24, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Fred L. Gothard, C.P.A.
Lubbock, Texas
August 27, 2007

Schedule I

Caprock Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2007

As a registered broker/dealer, the corporation is subject to the Uniform Net Capital Rule adopted and administered by the Securities and Exchange Commission. The corporation is required to maintain a minimum net capital, as defined under such Rule, for brokers who do not generally carry customers' accounts (See Notes 3 and 4). Net Capital may fluctuate on a daily basis. The corporation's net capital requirement for the year ended June 30, 2007 was $50,000 and its net capital for the year then ended was $127,379. A computation of net capital for the fiscal year ended June 30, 2007, as required by Rule 17a-5(d)(3), is as follows:

Net Capital Credit Items:	
Common Stock	$ 5,300
Retained Earnings	129,192
TOTAL NET CAPITAL CREDIT ITEMS	134,492
Net Capital Debit Items:	
Receivables from Non-Customers	3,703
Other Assets	904
Furniture, Equipment, & Leasehold Improvements	2,506
TOTAL NET CAPITAL DEBIT ITEMS	7,113
NET CAPITAL	127,379

Schedule II

Caprock Securities, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2007

SUBORDINATED LIABILITIES:
Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes of liabilities subordinated to claims of general creditors be included in the financial statements of broker/dealers. The corporation has no such liabilities during the fiscal year ended June 30, 2007, accordingly, no schedule of changes is required.

Schedule III

Caprock Securities, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2007

POSSESSION AND CONTROL OF SECURITIES:
The corporation conducts business pursuant to a fully disclosed correspondent agreement with Southwest Securities, Inc., whereby the corporation forwards daily all cash and securities received from or to be delivered to the corporation's customers. Southwest Securities, Inc. maintains the books and records related to the customers' accounts. Consequently, no securities are retained in the possession or control of the corporation. As permitted by Rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the corporation has not presented a computation for determination of reserve requirements pursuant of Rule 15c3-3 and a computation of net capital under Rule 15c3-1 is required.

Schedule IV

Caprock Securities, Inc.

Reconciliation of Net Capital Under Rule 17a-5(d)(4)
As of June 30, 2007

NET CAPITAL RECONCILIATION:
Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on Page 11 and net capital per the June 30, 2007 FOCUS report as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at June 30, 2007 is as follows:

Total Stockholders' Equity Per FOCUS Report	$ 134,410
Increase/(Decrease) Resulting From Audit Adjustments	
Other Assets	231
Accrued Liabilities	(148)
Total Stockholders' Equity Per Balance Sheet	134,493
Deductions Per FOCUS Report	6,883
Increase/(Decrease) Resulting From Audit Adjustments	
Other Assets	231
Total Deductions	7,114
Net Capital	$ 127,379

CAPROCK SECURITIES, INC.

Fred L. Gothard
Certified Public Accountant

Fred L. Gothard Certified Public Accountant

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Board of Directors
Caprock Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Caprock Securities, Inc. (the Company), for the year ended June 30, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Fred L. Gothard, C.P.A.
Lubbock, Texas
August 27, 2007

END